APF ENERGY

02034112

May 7, 2002

Please reply to:
STEVE CLOUTIER
Executive Vice President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

2100,144 FOURTH AVENUE S.W.
CALGARY, ALBERTA T2P 3N4
PHONE: (403) 294-1000
TOLL FREE: (800) 838-9206
FAX: (403) 294-1074
EMAIL: INVEST@APFENERGY.COM
WEBSITE: WWW.APFENERGY.COM

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Re: APF Energy Trust (the "Company")
File No. 82-5166
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	Dated
Press Release – English	April 17, 2002
Press Release - English	April 19, 2002
Press Release - English	April 23, 2002
Material Change - English	April 25, 2002
Notice of Meeting – English	April 30, 2002
Proxy & Information Circular (BC/ON Form 30, QC) – English	April 30, 2002
Form of Proxy – English	April 30, 2002
MD & A – English	May 1, 2002
Audited Financial Statements – English	May 1, 2002
Annual Report – English	May 1, 2002
Certificate re: Dissemination to Shareholders – English	May 3, 2002
Confirmation of Mailing – English	May 7, 2002

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

SCloutier

Steve Cloutier
Executive Vice President & C.O.O.

dlw 5/21

M:\Legal & Corporate\Regulatory\Securities Commissions\SEC - US\Exemption LetterApr_04 '02.doc

APF ENERGY TRUST

NEWS RELEASE
TSE: AY.UN

APF ENERGY TRUST TO ACQUIRE TWO PRIVATE CORPORATIONS IN $57.0 MILLION TRANSACTION

April 17, 2002 - APF Energy Trust ("APF") today announced that it has entered into agreements to acquire the shares of two private corporations for total consideration of approximately $57.0 million consisting of units of APF (the "APF Units"), warrants to acquire APF units, cash and assumption of debt. It is expected that the transactions will close in late May.

Transaction Summary

The acquisitions have the following attributes:

- Operated, high quality producing light crude oil assets concentrated in Southeast Saskatchewan and synergistic with APF's current operations in the area.
- Accretive to cash flow per unit and reserve life index
- Price per flowing barrel of oil equivalent ("boe"), based on current daily production of 2,100 boe: $27,143
- Price per boe in the ground, based on 7.95 million boe of reserves (established): $7.17
- Cash flow multiple, based on $12.2 million of cash flow (pre capital expenditures) for 2002: 4.67 times
- Reserve life index: 10.4 years
- Approximately 30,000 net undeveloped acres of land and an extensive proprietary seismic database
- 81% of the established reserves are "proven"

Detailed Information

APF has agreed to purchase the shares of Kinwest Resources Inc. ("Kinwest"), a private corporation with approximately 120 shareholders, for $3.30 per share plus the assumption of $9.9 million of debt. With 6,670,843 shares outstanding, and assuming an election for maximum cash of $6.6 million, APF will issue a 1,518,192 trust units of APF (the "APF Units") at $10.15 per APF Unit. The total Kinwest transaction has an approximate value of $32 million.

Concurrently with the acquisition of the Kinwest shares, APF has agreed to acquire the interests of Kinwest's joint venture partner for approximately $25 million. The joint venture partner has an interest in substantially all of the assets owned by Kinwest, with Kinwest accounting for 56% of the total and the joint venture partner 44%. All of the assets were evaluated by Gilbert Laustsen

Jung Associates Ltd. ("GLJ") in an independent report effective October 1, 2001 (the "GLJ Report").

The purchase price for the shares of the joint venture partner will be satisfied by the issuance of 1,283,538 APF Units at a deemed price of $10.15 per APF Unit, in the event the joint venture partner elects to take the maximum cash of $12.0 million.

In both transactions, those electing to receive APF Units will also receive one-half warrant for each APF Unit issued, entitling the holder of a full warrant to acquire one APF Unit at a price of $10.65 during the one-year period following closing. The warrants will not be listed on any stock exchange.

The GLJ Report assigned the following aggregate reserves to the Kinwest and joint venture assets using GLJ's January 1, 2002 escalated price forecast:

	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
Oil (mmbbl)	4.40	5.85	8.70	7.28
Gas (bcf)	2.46	3.08	4.17	3.63
NGL (mmbbl)	0.05	0.06	0.08	0.07
Total (mmboe)	4.86	6.42	9.48	7.95

Note: Numbers may not add due to rounding

The GLJ Report assumed 2002 commodity prices of US$20 per barrel and C$3.95 per thousand cubic feet. Subsequent to the date of the GLJ Report Kinwest has completed certain capital projects which were not covered by the report.

The assets to be acquired by APF include interests in Southeast Saskatchewan at Macoun, Handsworth, Workman and Alameda and are all proximate to existing APF operations. The acquisition will increase APF's total daily production from approximately 7,000 boe to over 9,000 boe.

The boards of directors of APF, Kinwest and the joint venture partner have approved the proposed transactions, and the board of directors of Kinwest has resolved unanimously to recommend to its shareholders that they accept the APF offer. The Kinwest transaction is being completed by way of plan of arrangement and Kinwest anticipates forwarding an information circular to its shareholders on or about May 3, 2002. The transactions are subject to regulatory approval.

The officers and directors of Kinwest have agreed to execute lock-up agreements representing at least 21% of the fully-diluted outstanding shares of Kinwest under which they will agree to deposit and not withdraw their shares under the offer. The board of directors of Kinwest has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Kinwest.

The cash portion of the transaction of up to $18.6 will be funded by APF's available credit facilities and together with APF's capital program for the balance of 2002 would fully utilize the proceeds raised by APF in the $32 million equity issue it completed on February 13, 2002.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on The Toronto Stock Exchange under the symbol "AY.UN".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of APF offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information, please contact:

APF Energy Management Inc.
Steve Cloutier, EVP & COO
Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

Kinwest Resources Inc.
Barry Stone, President
Telephone (403) 262-0008

APF ENERGY TRUST

NEWS RELEASE
TSE: AY.UN

APF ENERGY TRUST ANNOUNCES $0.15 MONTHLY DISTRIBUTION

April 19, 2002

APF Energy Trust announced that its next monthly distribution will be $0.15 per trust unit. Payment will be made on May 15, 2002, to unitholders of record on April 30, 2002. The ex-distribution date is April 26, 2002. With this payment, APF has declared cumulative distributions of $10.60 per unit, since completing its IPO at $10.00 per unit in December of 1996.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada.

For further information, please contact:
Steve Cloutier, Executive Vice President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

APF ENERGY TRUST

NEWS RELEASE
TSE: AY.UN

APF ENERGY ANNOUNCES EXECUTIVE APPOINTMENT

April 23, 2002

Donald Engle, Chairman of the board of directors of APF Energy Inc. ("APF Energy"), the operating affiliate of APF Energy Trust (the "Trust"), is pleased to announce the appointment of Steve Cloutier to the position of President of APF Energy. Mr. Cloutier, who will retain the position of Chief Operating Officer, replaces Martin Hislop, who will remain as Chief Executive Officer and continue to provide overall leadership to the affairs and strategic direction of APF Energy and the Trust. The appointment will be effective following the conclusion of the Trust's annual general meeting, scheduled for June 3, 2002.

Together with Mr. Hislop, Mr. Cloutier was a co-founder of APF Energy and the Trust in 1996. Since then, he has assumed roles of increasing responsibility within the organization and has been instrumental in the success of the Trust. Mr. Cloutier has more than 15 years' combined experience in oil and gas, corporate finance, mergers and acquisitions.

"I look forward to the opportunity and the challenges of this appointment", commented Mr. Cloutier. "We have a very strong team across all the disciplines, and the entire group has demonstrated it can grow the business through astute acquisitions and follow it up with effective development and optimization".

APF Energy Trust is a conventional oil and gas income fund that makes monthly distributions to unitholders based on a royalty it receives from cash flow on oil and gas wells in western Canada owned by APF Energy. Since completing its initial public offering in December, 1996 at $10.00 per unit, the Trust has declared cumulative distributions of $10.65 per unit and generated one of the highest total returns in the sector.

For further information, please contact:
Martin Hislop, Chief Executive Officer
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("Trust")

   Address: Suite 2100, 144 - 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   April 16, 2002

3. Publication of the Material Change:

   News Release issued: April 17, 2002
   Canada Newswire

4. Summary of Material Change:

   APF Energy Inc. ("APF") has agreed to purchase all of the shares of Kinwest Resources Inc. ("Kinwest") and has agreed to acquire the oil and gas interests of the joint venture partner of Kinwest, in transactions totaling approximately $57 million.

   APF has also announced the appointment, effective June 3, 2002, of Steven Cloutier to the position of President of APF Energy Inc., replacing Martin Hislop, who will remain as Chief Executive Officer.

5. Full Description of Material Change:

   APF has agreed to purchase the shares of Kinwest and has agreed to acquire the oil and gas interests of the joint venture partner of Kinwest, in transactions totaling approximately $57 million.

   It is proposed that the purchase of the shares of Kinwest will proceed by way of Plan of Arrangement. Each share of Kinwest will be purchased for $3.30 per share and in addition, APF will assume $9.9 million of debt. Kinwest has approximately 130

shareholders and has 6,670,843 shares outstanding and 1,000,000 warrants to acquire 1,000,000 shares.

Consideration for the acquisition of Kinwest shares will be a maximum of $6.6 million in cash and the balance in Trust Units of the Trust at a deemed issue price of $10.15. Shareholders of Kinwest are entitled to elect to receive $3.30 cash (to the aggregate amount of cash available) or $0.3251 of a Trust Unit or a combination of cash and Trust Units.

In connection with the acquisition of the oil and gas interests owned by Kinwest's joint venture partner for a purchase price of $25.35 million, the joint venture partner may elect to receive a maximum of $12.3 million in cash and a minimum of $6.8 million, with the balance payable in Trust Units at a deemed price of $10.15.

In both of the transactions, one-half of a warrant will be issued for each Trust Unit issued. The warrants will entitle the holders thereof to acquire one Trust Unit of the Trust at an exercise price of $10.65 for a period of one year from the effective date of the Plan of Arrangement.

All of the assets of Kinwest and its joint venture partner were evaluated by Gilbert Laustsen Jung Associates Ltd. in an independent report effective October 1, 2001 (the "GLJ Report").

The GLJ Report assigned the following aggregate reserves to the Kinwest and joint venture assets using GLJ's January 1, 2002 escalated price forecast:

	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
Oil (mmbbl)	4.40	5.85	8.70	7.28
Gas (bcf)	2.46	3.08	4.17	3.63
NGL (mmbbl)	0.05	0.06	0.08	0.07
Total (mmboe)	4.86	6.42	9.48	7.95

Note: Numbers may not add due to rounding

The GLJ report assumed 2002 commodity prices of US$20 per barrel and C$3.95 per thousand cubic feet. Subsequent to the date of the GLJ Report, Kinwest has completed certain capital projects which were not covered by the report.

The assets to be acquired by APF include interests in Southeast Saskatchewan at Macoun, Handsworth, Workman and Alameda and are all proximate to existing APF operations. The acquisition will increase APF's total daily production from approximately 7,000 boe to over 9,000 boe.

The boards of directors of APF, Kinwest and the joint venture partner have approved the proposed transactions, and the board of directors of Kinwest has resolved unanimously to recommend to its shareholders that they accept the APF offer. Kinwest anticipates forwarding an information circular to its shareholders on or about May 3, 2002. The transactions are subject to regulatory approval.

The officers and directors of Kinwest have executed lock-up agreements representing approximately 35.3% of the fully-diluted outstanding securities of Kinwest, under which they have agreed to deposit and not withdraw their shares under the offer. The board of directors of Kinwest has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Kinwest.

The cash portion of the transaction of up to $18.9 will be funded by APF's available credit facilities and together with APF's capital program for the balance of 2002 would fully utilize the proceeds raised by APF in the $32 million equity issue it completed on February 13, 2002.

The acquisitions have the following attributes:

- Operated, high quality producing light crude oil assets concentrated in Southeast Saskatchewan and synergistic with APF's current operations in the area
- Accretive to cash flow per unit and reserve life index
- Price per flowing barrel of oil equivalent ("boe"), based on current daily production of 2,100 boe: $27,143
- Price per boe in the ground, based on 7.95 million boe of reserves (established): $7.17
- Cash flow multiple, based on $12.2 million of cash flow (pre capital expenditures) for 2002: 4.67 times
- Reserve life index: 10.4 years
- Approximately 30,000 net undeveloped acres of land and an extensive proprietary seismic database
- 81% of the established reserves are "proven".

Closing is expected to occur on or about May 29, 2002.

APF has also announced the appointment of Steven Cloutier to the position of President of APF Energy Inc., replacing Martin Hislop, who will remain as Chief Executive Officer. Steven Cloutier is presently Executive Vice-President and Chief Operating Officer.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officer: Steven G. Cloutier
   Executive Vice-President and Chief Operating Officer
   APF Energy Management Inc.
   Suite 2100, 140 – 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 24th day of April, 2002.

(Signed) "Martin Hislop"
Chief Executive Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

APF ENERGY TRUST

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE HOLDERS OF TRUST UNITS OF APF ENERGY TRUST

TAKE NOTICE that an Annual General and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of APF Energy Trust (the "Trust") will be held at the Petroleum Club, 319 – 5th Avenue S.W. Calgary, Alberta, on Monday, the 3rd day of June, 2002, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust and APF Energy Inc. ("Energy") for the year ended December 31, 2001 and the auditors' report thereon;
2. to select three (3) of the five (5) directors of Energy and to fix the number of directors of Energy for the forthcoming year at five (5) directors;
3. to appoint auditors of the Trust;
4. to consider and, if thought fit, approve a resolution appointing Computershare Trust Company of Canada as successor to The Trust Company of Bank of Montreal as the trustee of the Trust, as more particularly described in the Information Circular accompanying this Notice;
5. to consider and, if thought fit, approve a resolution to increase the number of Trust Units issuable under the Trust Unit Incentive Rights Plan of the Trust, as more particularly described in the Information Circular accompanying this Notice;
6. to consider and, if thought fit, approve a resolution authorizing the Trust to enter into one or more private placement transactions during the ensuing 12 month period, providing for the issuance of up to 9,423,473 Trust Units, all as more particularly described in the Information Circular accompanying this Notice;
7. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

The Trust Company of Bank of Montreal, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 29, 2002 (the "Record Date"). At the Meeting, Unitholders of record included in the list of Unitholders prepared as at the Record Date will be entitled to vote those Trust Units. A Unitholder who became a Unitholder after the Record Date shall not be entitled to vote at the Meeting unless a transferee of Trust Units establishes to the satisfaction of The Trust Company of Bank of Montreal, no later than 10 days before the Meeting, that he owns such Trust Units and requests that he be included in the list of Unitholders entitled to vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to Computershare Trust Company of Canada to 600, 530 – 8th Avenue SW, Calgary, Alberta. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 18th day of April, 2002.

BY ORDER OF THE TRUST COMPANY
OF BANK OF MONTREAL
By APF ENERGY INC.

Signed "Martin Hislop"
President

APF ENERGY TRUST
(the "Trust")

Instrument of Proxy

For the Annual General and Special Meeting of Unitholders

The undersigned holder of trust units ("Units") of the Trust hereby appoints Martin Hislop, President, Chief Executive Officer and a director of APF Energy Inc. ("APF Energy") of the City of Calgary, in the Province of Alberta, or, failing him, Steven Cloutier, Secretary, Executive Vice-President, Chief Operating Officer and a director of APF Energy Inc. of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ____________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual General and Special Meeting (the "Meeting") of the Unitholders of the Trust, to be held on June 3, 2002, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the selection of three (3) of the five (5) directors of APF Energy and to fix the number of directors for the forthcoming year at five, as specified in the Information Circular - Proxy Statement of the Trust dated April 18, 2002;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

3. **FOR** ☐ **or AGAINST** ☐ a resolution to approve the appointment of Computershare Trust Company of Canada as the successor to Trust Company of Bank of Montreal, as trustee of the Trust, as more particularly described in the Information Circular – Proxy Statement of the Trust dated April 18, 2002;

4. **FOR** ☐ **or AGAINST** ☐ a resolution approving the increase in the maximum number of Trust Units issuable under the Trust Unit Incentive Rights Plan, as more particularly described in the Information Circular – Proxy Statement dated April 18, 2002;

5. **FOR** ☐ **or AGAINST** ☐ a resolution authorizing the Trust to enter into one or more private placement transactions in the ensuing 12 month period, providing for the issuance of up to 9,423,473 Trust Units, as more particularly described in the Information Circular - Proxy Statement of the Trust dated April 18, 2002; and

6. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 2002.

____
Signature of Unitholder

____
Name of Unitholder - (please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the Units are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, 600, 530-8th Avenue S.W., Calgary, Alberta not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that Meeting.

APF ENERGY TRUST

Information Circular - Proxy Statement

for the Annual General and Special Meeting of Unitholders
to be held on Monday, June 3, 2002

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by APF Energy Management Inc. (the "Manager"), the manager of APF Energy Trust (the "Trust") for use at the Annual General and Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held on the 3rd day of June, 2002, at 3:00 p.m. (Calgary time) at the Petroleum Club, 319-5th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual General and Special Meeting. Instruments of Proxy must be received by Computershare Trust Company of Canada at 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. The Trust Company of Bank of Montreal, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on April 29, 2002 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. A Unitholder who became a Unitholder after the Record Date shall not be entitled to vote at the Meeting, unless a Unitholder of record transfers his Trust Units, and the transferee produces properly endorsed certificates evidencing such Trust Units or otherwise establishes that he owns such Trust Units and requests no later than 10 days before the Meeting that the transferee be included in the list of Unitholders entitled to vote.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are Directors and Officers of APF Energy Inc. ("APF Energy") and the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Manager of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be

solicited by personal interviews, telephone or other means of communication and by Directors, Officers and employees of the Manager, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual General and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust is authorized to issue 500,000,000 Trust Units. As of the date hereof, 18,846,947 Trust Units are issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit, in respect of which he is the registered holder. All votes on special resolutions shall be by a poll and no demand for a poll shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the Directors and senior Officers of the Manager and of APF Energy, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the Manager, all Directors and Officers of the Manager and of APF Energy and their associates as a group is 357,842 (1.9%) of the outstanding Trust Units. In addition, the Directors, Officers and employees of APF Energy and the Manager hold options and rights entitling them as a group to acquire an additional 662,306 Trust Units of the Trust.

VOTING OF TRUST UNITS - ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this Information Circular as "Beneficial Holders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will more likely be registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Trust Units for their clients. The Trustee of the Trust

does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting the Trust Units in person or by way of proxy, except as set out below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that the Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically provides a special proxy form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Holder receiving a special proxy from IICC cannot use that proxy to vote Trust Units directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Trust Units voted.

IF YOU ARE A BENEFICIAL UNITHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half an hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of the Meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days nor more than 60 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Successor Trustee

The stock transfer business of The Trust Company of Bank of Montreal was recently acquired by Computershare Trust Company of Canada. As a result, the Manager and APF Energy have determined to recommend to Unitholders the appointment of Computershare Trust Company of Canada, as a successor to The Trust Company of Bank of Montreal, as trustee of the Trust.

Unitholders will be asked to consider, and if thought fit, to pass a resolution (the "Trustee Replacement Resolution") approving the appointment of Computershare Trust Company of Canada as the successor to The Trust Company of Bank of Montreal as the trustee of the Trust until the termination of the Trust or until the Trustee resigns or is removed or replaced, in accordance with the provisions of the trust indenture by which the Trust was established.

The board of directors recommends that Unitholders approve the Trustee Replacement Resolution.

The form of Trustee Replacement Resolution is set forth in Schedule "A".

2. Trust Unit Incentive Rights Plan Amendment

The Trust has established an Option Plan and a Rights Plan (as defined and described below under "Trust Unit Incentive Plan and Trust Unit Incentive Rights Plan"). The Rights Plan currently provides that the maximum number of Trust Units issuable under the Rights Plan is 800,000, less the number of Trust Units outstanding under the Option Plan.

Since the number of outstanding Trust Units has increased from 3,500,000 to 18,846,947 since the Option Plan was implemented, the board of directors considers that it is desirable to increase the number of Rights issuable under the Rights Plan. In addition, the board of directors wishes to have sufficient Trust Units issuable pursuant to the Rights Plan to enable the Manager and APF Energy to attract and retain people of experience and ability, for the benefit of the Trust.

At present, there are 292,473 Trust Units reserved for issuance pursuant to the Option Plan and 369,833 pursuant to the Rights Plan (subject to ratification by Unitholders), being 3.5% of the issued and outstanding Trust Units. Since the Option Plan was implemented, options to acquire an additional 254,250 Trust Units have been issued. Of these options, 152,249 have been exercised and the balance have expired. Of the rights to acquire Trust Units which have been issued, none have been exercised or have expired.

The Toronto Stock Exchange requires that a listed company specify the maximum number of securities that are issuable pursuant to option and rights plans. The Toronto Stock Exchange requires that a listed company seek securityholder approval to increase this maximum number.

The Unitholders will be asked to consider and, if deemed advisable, to approve, by a majority of votes cast at the Meeting, (excluding votes attached to securities beneficially owned by insiders to whom Trust Units may be issued pursuant to the Rights Plan and their associates) a resolution (the "Rights Plan Amendment Resolution") to increase the maximum number of Trust Units that are issuable under the Rights Plan, (less the number issued under the Option Plan) to 1,700,000.

As at the date hereof, to the knowledge of APF Energy, 357,842 Trust Units will be excluded from the vote on this resolution, representing approximately 1.9% of the issued and outstanding Trust Units of the Trust.

The board of directors recommends that Unitholders approve the Trust Unit Incentive Rights Plan Amendment Resolution.

The form of Trust Unit Incentive Rights Plan Amendment Resolution is set forth in Schedule "A".

3. Advance Unitholder Approval of the Private Placement of Trust Units

The Trust from time to time investigates opportunities to raise additional equity funds by way of private placements of Trust Units for money. The Trust expects that it may undertake one or more financings over the next year and expects that some of them may be structured as private placements of Trust Units or securities convertible into Trust Units.

Under the rules of the TSE the aggregate number of listed securities of a listed company which are issued or made subject to issuance (i.e., issuable under a security purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of securities of the listed class which are outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been securityholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability of funds which the Trust may wish to raise in the future by the private placement of its securities. In particular, the directors of APF Energy consider it to

be in the best interests of the Trust to retain flexibility for the Trust in the raising of equity to finance additional acquisitions by way of private placement financing if necessary. The TSE has advised that, as a working practice, it will accept advance approval by the securityholders of the Trust in anticipation of private placements that may exceed the TSE 25% Rule, providing such placements are completed within 12 months of the date such advance securityholder approval is given. By providing the advance approval, securityholders would only be satisfying the securityholder approval requirement of the TSE rules. Each private placement would still remain subject to regulatory approval, including approval of the TSE.

Any future private placement proceeded with by the Trust under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Trust;

(b) it cannot materially affect control of the Trust;

(c) it must be completed within a twelve (12) month period following the date the advance securityholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSE, which currently require that the price per security must not be lower than the closing market price of the security on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
above $2.00	15%

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific securityholder approval may be required.

In anticipation that the Trust may need to enter into one or more private placements in the next 12 months that will exceed the TSE 25% Rule, the holders of Trust Units are being asked to consider, and if deemed advisable, to approve an ordinary resolution respecting future private placements (the "Private Placement Resolution").

The board of directors recommends that Unitholders approve the Private Placement Resolution.

On the Private Placement Resolution, every holder of Trust Units entitled to vote at the Meeting will be entitled to cast one vote for each Trust Unit held. The resolution requires the approval of a simple majority of the votes cast by those holders of Trust Units who, being entitled to do so, vote in person or by proxy at the Meeting.

The Private Placement Resolution is set forth in Schedule "A".

4. **Election of Directors of APF Energy**

The Unanimous Shareholder Agreement provides that the independent members of the board of directors of APF Energy are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the board of directors of APF Energy. One of the Directors so selected by the Unitholders shall be the Chairman of the board of directors of APF Energy.

The three (3) nominees for selection as Directors of APF Energy by Unitholders, to hold office until the next annual general meeting, or until their successors are duly elected or appointed or until a Director vacates his office, are as follows:

Donald Engle
Daniel Mercier
William Dickson

The names and municipalities of residence of the three (3) persons nominated for selection as Directors of APF Energy by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in APF Energy, the period served as Director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Donald Engle(1)(2)(3) Calgary, Alberta	15,495 (5)	Director since December 1, 2000 and Chairman of the Board since March 19, 2002	President of Sapphire Resources Ltd., a private oil and gas consulting company
Daniel Mercier (2) Okotoks, Alberta	16,402 (5)	Director since October 1, 1996	Vice President, Operations, SOCO International plc, an international oil and gas exploration company
William Dickson(1) (3) Calgary, Alberta	19,736 (5)	Director since November 1, 1996	Director of Dickson Resources Inc., an oil and gas company

Notes:

(1) Member of Audit Committee. Martin Hislop, President of APF Energy is also a member of the Audit Committee.
(2) Member of the Compensation Committee. Steven Cloutier, Executive Vice-President and Chief Operating Officer of APF Energy is also a member of the Compensation Committee.
(3) Member of the Reserves Committee.
(3) The Trust does not have an executive committee of its board of directors.
(4) Messrs. Mercier, Dickson and Engle hold 10,000, 8,331 and 25,000 options, respectively, to acquire Trust Units.

Each of the above nominees has held the principal occupation set forth opposite his name for the past five (5) years except as set forth below.

Mr. Engle is a professional Landman and has been President of Sapphire Resources Ltd., a private oil and gas consulting company, since 1985. From 1996 to May, 2000, Mr. Engle was also President of Grey Wolf Exploration Inc., a publicly traded oil and gas company listed on the TSE. He is also on the Board of the CDNX Listed Companies Association.

Mr. Mercier is Vice President, Operations for SOCO International plc ("SOCO"), a position he accepted in September, 1998. Prior thereto he was Chairman, Chief Executive Officer and a director of Territorial Resources, Inc., a Colorado company engaged in international oil and natural gas exploration, which merged with SOCO on September 8, 1998. SOCO is a publicly traded United Kingdom corporation engaged in international oil and natural gas exploration and production.

Mr. Dickson is a consultant, and has provided oilfield operations advice to oil and gas and service companies since 1989, upon retirement as Vice President, Production of Ultramar Oil and Gas Canada Ltd. During that time, he has also been a director of Dickson Resources Inc., an oil and natural gas company and Arlyn Enterprises Ltd., a vendor of commercial and consumer lubrication oils. From November, 1995 to January,

1997, he was Vice-President of 3-D Reclamation Inc., a company carrying on the business of abandoning and related reclamation of oil and gas wells.

The Manager, as the sole shareholder of APF Energy is entitled to select the other two members of the board of directors of APF Energy. The Manager intends to select the following persons as members of the board of directors of APF Energy:

Martin Hislop
Steven Cloutier

The names and municipalities and residence of Messrs. Hislop and Cloutier, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in APF Energy, the period served as Director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Martin Hislop Calgary, Alberta	99,500 (1)(2)(3)	President and Chief Executive Officer; Director since December 8, 1995	President and Chief Executive Officer of APF Energy and the Manager
Steven Cloutier Calgary, Alberta	60,100 (2)(3)	Executive Vice-President, Chief Operating Officer, Corporate Secretary and Treasurer; Director since December 8, 1995	Executive Vice-President and Chief Operating Officer of APF Energy and the Manager

Notes:

(1) Of these Trust Units, 25,000 are held in an RRSP account of Martin Hislop.
(2) Mr. Hislop holds options and rights to acquire 96,700 Trust Units and Steven Cloutier holds options and rights to acquire 71,500 Trust Units, in each case at exercise prices between $7.15 and $9.83.
(3) The Manager owns 50,500 Trust Units. As of the date hereof, the directors of the Manager, together with their families, own all of the issued and outstanding common shares of the Manager.

Martin Hislop has had the same principal occupation with the Manager since September of 1994 and became an Officer of APF Energy in December, 1995. From 1986 to July of 1994, Mr. Hislop was President and Chief Executive Officer of Lakewood Energy Inc. and its predecessor, Lakewood Capital Group Inc.

Steven Cloutier has had the same principal occupation as officer of the Manager since September of 1994 and became an officer of APF Energy in December, 1995. Prior to 1994, Mr. Cloutier was in private law practice.

The information as to securities beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Trust by the respective persons whose names appear above.

5. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. PricewaterhouseCoopers LLP have been the auditors of the Trust since its formation on October 10, 1996. PricewaterhouseCoopers LLP are also the auditors of APF Energy.

EXECUTIVE COMPENSATION

The Manager

The offices of the Manager are located at Suite 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4. The names, municipality of residence, positions held and principal occupation of each Director and Officer of the Manager are set forth below:

Name and Municipality of Residence	Positions with the Manager	Principal Occupation
Martin Hislop, C.A. Calgary, Alberta	Chairman of the Board of Directors, President and Chief Executive Officer	President and Chief Executive Officer of the Manager and APF Energy
Steven G. Cloutier, B.A., LL.B. Calgary, Alberta	Executive Vice-President, Chief Operating Officer, Director, Secretary and Treasurer	Executive Vice-President and Chief Operating Officer of the Manager and APF Energy
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance	Vice-President, Finance of the Manager and APF Energy
Bonnie Nicol, P. Eng. Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of the Manager and APF Energy
R. Kenneth Pretty Calgary, Alberta	Vice-President, Corporate Development and Land	Vice-President, Corporate Development and Land of the Manager and APF Energy

At the date hereof, all of the issued and outstanding common shares of the Manager are owned by the Directors of the Manager or members of their immediate families. Martin Hislop, the President of APF Energy and the Manager and his wife, Claire Stephens hold, in aggregate, 49.50% of the voting securities of the Manager.

Trust Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the Trust Management Agreement with the Manager, pursuant to which the Trust engaged the Manager for an initial term of five years (and automatically renewed for successive three (3) year terms unless terminated as provided therein) to manage the Trust, subject to the supervision of APF Energy. The Manager has agreed to provide administrative and support services pertaining to the Trust, the royalty granted by APF Energy to the Trust (the "Royalty") and the Trust Units, such responsibilities to include:

(a) determining the total amounts owing to Unitholders and arranging for cash distributions, subject to the supervision of APF Energy;

(b) providing Unitholders with periodic reports on the Royalty and the oil and gas properties (the "Properties") on which the Royalty has been granted; and

(c) providing Unitholders with financial reports and tax information relating to the Royalty and the Properties.

APF Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the APF Management Agreement with the Manager. The primary duties of the Manager under the APF Management Agreement are to:

(a) provide management services for the economic and efficient exploitation of the Properties;

(b) operate oil and natural gas properties which APF Energy is entitled to operate and monitor the activities of third party operators;

(c) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for APF Energy;

(d) negotiate and execute on behalf of APF Energy all exploitation and development agreements, operating agreements, farm-in and farm-out agreements, leases and other documents relating to the exploitation of the Properties as may be advisable;

(e) recommend and, subject to supervision by APF Energy, negotiate banking arrangements for APF; and

(f) provide office space, office furnishings and equipment and personnel necessary for the proper administration of the assets of APF Energy.

Other Terms of the Management Agreements

In exercising its power and discharging its duties under the Trust Management Agreement and the APF Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager would exercise in comparable circumstances.

Each of the Trust Management Agreement and the APF Management Agreement will be renewed for successive three year terms following the end of their initial five year terms unless, in the case of the Trust Management Agreement the Manager is given 12 months' written notice of termination or unless the Trustee is given 6 months' written notice of termination by the Manager prior to the end of a term. In the case of the APF Management Agreement, it may only be terminated at the end of a term if the Manager is given 12 months' written notice of termination by APF or APF is given 6 months' written notice of termination by the Manager.

The APF Management Agreement and the Trust Management Agreement may be terminated by APF and the Trust respectively, at any time without the payment of compensation to the Manager if the Manager institutes bankruptcy proceedings, seeks relief under bankruptcy law, consents to the appointment of a receiver, voluntarily suspends transaction of its usual business, is declared bankrupt or insolvent, if a receiver is appointed in respect of the Manager or if the Manager fails to carry out its material obligations under the applicable management agreement and does not commence to cure such failure within 30 days of notice being given. If the Management Agreement is terminated without cause, the Manager is entitled to a fee equal to 1.5% of the asset value of the properties of APF Energy.

There may be circumstances in which the interests of the Manager will conflict with those of Unitholders. The Manager may acquire oil and gas properties on its own behalf or on behalf of persons other than APF Energy. The Manager may manage and administer such additional properties, as well as enter into other types of energy-related management and advisory activities. In resolving such conflicts, decisions will be made by the Manager on a basis consistent with the objectives and financial resources of each group of interested parties and the time limitations on investment of such financial resources, all consistent with the duties of the Manager to each such group of persons. The Manager will use all reasonable efforts to resolve such conflicts of interest in a manner which will treat the Trust or APF Energy and the other interested party fairly, taking into account all of the circumstances of the Trust or APF Energy and such interested party, and is bound to act honestly and in good faith in resolving such matters.

The Manager will be indemnified by APF Energy in respect of certain damages which it may suffer in discharging its obligations under the APF Management Agreement provided that such damages do not arise from the fraud, wilful default or negligence of the Manager.

The board of directors of APF Energy and the Trustee will review on an ongoing basis both the nature and extent of the services required of the Manager and the costs of providing the same. All substantive amendments to the APF Management Agreement and the Trust Management Agreement must be approved by the Unitholders by special resolution.

Management Fees

The Manager's Compensation - Background

The Manager receives its compensation from the following sources: recurring management fees, based on APF Energy's net production revenue; a reimbursement of general and administrative costs; and structuring fees on the acquisition and disposition of oil and gas properties. Details on how these sources of compensation are calculated and the amounts paid during the recently completed fiscal year are set out below.

The issue of the compensation paid to the managers of oil and gas royalty trusts has become a focus of discussion among investors and others close to the industry. Specifically, the focus has been directed at the manner in which the compensation is calculated and, to a lesser extent, the actual quantum of the fees. Recently-created oil and gas trusts have adopted fee structures which relate a portion of a manager's compensation to unitholder returns.

As the Trust has grown, so has the Manager's total compensation. Unitholders of the Trust have experienced a high rate of return, although there is no direct link between Unitholder returns and the Manager's compensation. The Trust has been among the sector's best performing trusts since inception, with an average annual rate of return of 21% since December 17, 1996. Over that period, the Trust's Unitholders have enjoyed sustained, high distributions and have received a cumulative payout in excess of the original $10 unit price, making it one of only two trusts among those which completed $10 initial public offerings in 1996 to reach payout and one of the few such trusts whose current price is above the IPO price.

Having regard to the evolution of the issue of management compensation, the board of directors of APF Energy, a majority of which is elected by Unitholders, resolved in March of 2002 to review the way in which the Manager is compensated. To that end, the Compensation Committee, comprised of a majority of members independent of the Manager, has retained an advisor to provide an analysis of current compensation trends among oil and gas royalty trust managers.

Following the presentation of that analysis, as well as a review of recent trends, the independent members of the board of directors of APF Energy, on the recommendation of the Compensation Committee, will engage the Manager in a dialogue or negotiation regarding a new compensation structure.

The Manager is committed to ensuring that the Trust continues to outperform its peers and has always adopted a flexible attitude relating to compensation.

The Manager will continue to exhibit the same flexibility and creativity going forward in the context of the current review of compensation, should the board of directors of APF Energy wish to make proposals regarding a new fee structure.

Fees Paid

In its role under the Trust Management Agreement, the Manager is paid by the Trust an annual fee of $100.00. In its role under the APF Management Agreement, as manager and administrator of APF Energy, the Manager currently receives a management fee (the "Management Fee"). The Management Fee is payable on the date that cash distributions are made to Unitholders, in an amount equal to 3.5% of net production revenue from the oil and gas properties of APF Energy plus Alberta Royalty Tax Credits less Crown royalties and other Crown

charges. Management Fees are deducted in computing royalty income to the extent not paid from the residual income of APF Energy.

The Manager was paid $1.5 million of Management Fees for the one-year period ended December 31, 2001.

General and Administrative Costs

The Manager is also currently entitled to reimbursement for general and administrative costs. General and administrative costs are deducted in computing royalty income. General and administrative costs have, to date, generally been charged to APF Energy and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to APF Energy and the Trust pursuant to the APF Management Agreement and the Trust Management Agreement respectively.

The Manager was reimbursed $0.2 million for general and administrative costs for the one-year period ended December 31, 2001.

Acquisition and Disposition Fees

The Manager is paid an acquisition fee equal to 1.5% of the purchase price of any properties acquired by APF Energy. In the event that the interest of APF Energy in the properties or a portion thereof is sold, the Manager will, pursuant to the APF Management Agreement, receive a disposition fee equal to 1.5% of the sale price of the properties sold, provided that no such fee shall be payable from proceeds of disposition of Properties which were acquired within one year of such disposition nor on Properties acquired with the proceeds of a divestiture made within one year of the acquisition on which a fee has been paid.

The Manager received a fee of approximately $1.6 million in connection with the acquisition of properties in the 2001 calendar year. This fee has been capitalized and is included in the adjusted purchase prices of the properties.

Trust Unit Options and Rights

The only options and rights to purchase Trust Units of the Trust granted to the independent Directors of APF Energy and the Directors, Officers and employees of the Manager during the financial year ended December 31, 2001 were 276,723 options at an average exercise price of $9.94. In that financial year, 112,423 options were exercised and 55,167 were forfeited.

The following table sets forth with respect to the independent Directors of APF Energy and the Directors, Officers and employees of the Manager, the number of Unexercised Trust Unit Options and the Value of in-the-Money Trust Unit Options at December 31, 2001.

Name	Securities Acquired or Exercised (1) (#)	Aggregated Value Realized ($)	Unexercised Trust Unit Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End (1) ($) Exercisable/ Unexercisable
Independent Directors	28,336	63,724	Nil/46,665	Nil/29,662
Directors, Officers and employees of the Manager	84,087	212,612	5,704/278,171	8,035/188,625

The closing price of the Trust Units on the TSE on December 31, 2001 was $9.85.

Performance Chart

The following graph and table compare the percentage change in the cumulative Unitholder return from December 17, 1996, the date when the Trust completed its initial public offering, until December 31, 2001, of a $100 investment in Trust Units with the cumulative total return of the TSE 300 index and the TSE Oil & Gas Producers Total Return Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

The Total Unitholder Return is shown in the following graph. Details of the distributions are as follows:

Payment Period	Amount
January 1 to December 31, 1997	$1.510
January 1 to December 31, 1998	$1.840
January 1 to December 31, 1999	$1.555
January 1 to December 31, 2000	$1.900
January 1 to December 31, 2001	$3.045
TOTAL	$9.850

INDEX	DEC. 17/96	DEC. 31/96	DEC. 31/97	DEC. 31/98	DEC. 31/99	DEC. 31/00	DEC. 31/01
APF Energy Trust	$100	$109	$111	$115	$131	$168	$199
TSE 300	$100	$103	$118	$114	$148	$157	$135
TSE Oil & Gas Producers	$100	$103	$92	$64	$78	$114	$117


Total Return Index Values
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
DEC. 17/96
DEC. 31/96
DEC. 31/97
DEC. 31/98
DEC. 31/99
DEC. 31/00
DEC. 31/01
APF Energy Trust
TSE 300
TSE Oil & Gas Producers

REMUNERATION OF DIRECTORS OF APF ENERGY

The Chairman of APF Energy is paid an annual retainer of $10,000 and $1,000 per board meeting (for conference calls, $500 if the meeting exceeds one hour and $250 in any other case) and $500 per committee meeting attended, plus expenses of attending such meetings. Each of the other Directors of APF Energy, with the exception of those who are employees of the Manager, receives an annual retainer of $5,000. Payment for attendance at meetings and expenses of attending such meetings are payable on the same basis as for the Chairman. In the fiscal year of the Trust ended December 31, 2001, a total of $56,000 in fees was paid to the independent Directors of APF Energy.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not any indebtedness outstanding from Directors or Officers of APF Energy or Directors or senior Officers of the Manager or the Trustee to the Trust or APF Energy at any time in the last fiscal year.

COMPOSITION OF THE COMPENSATION COMMITTEE

The board of directors of APF Energy has appointed a compensation committee that is comprised of Donald Engle and Daniel Mercier, two of the Directors elected by the Unitholders, and Steven Cloutier, one of the Directors elected by the Manager.

The compensation paid to the Manager in respect of the management and administration of the Trust and APF Energy is fixed by contract. See "Executive Compensation - Management Fees, General and Administrative Costs and Acquisition and Disposition Fees". The Manager is reimbursed on account of its general and administrative expenses ("G&A"), including the salaries and benefits paid to its Officers. The Compensation Committee monitors the Manager's G&A as well as other fees paid to the Manager. As a result of recent developments in the industry, the independent members of the board of directors have instructed the Compensation Committee to review the Manager's overall remuneration. Upon such review and recommendation, if any, by the Compensation Committee, the board of directors will engage the Manager in a discussion or negotiation respecting its compensation.

TRUST UNIT INCENTIVE PLAN AND TRUST UNIT INCENTIVE RIGHTS PLAN (the "Option Plan" and "Rights Plan" respectively)

The board of directors of APF Energy approved a trust unit incentive plan for Directors, Officers, employees and consultants of APF Energy and of the Manager which currently permits the granting of options to purchase up to a maximum of 800,000 Trust Units. The number of options and the exercise price thereof is set by the board of directors of APF Energy at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant. Options granted under the Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon an optionee ceasing to be a Director, Officer, employee or consultant of APF Energy or the Manager or upon an optionee retiring, becoming permanently disabled or dying. The options are non-transferable and non-assignable. No further options will be granted under the Option Plan.

By resolution of the board of directors of APF Energy effective February 1, 1998, the Option Plan was amended to provide that, in lieu of immediate vesting, options shall vest as to one-third in the year following the anniversary date of the grant and as to a further one-third in each of the second and third years following the anniversary date of the grant.

There are currently options to purchase 292,473 Trust Units granted under the Option Plan. They are granted at prices from $7.15 to $9.70 and expire between January 31, 2003 and February, 2006.

On June 6, 2001, the Unitholders approved the creation of the Rights Plan and it has been implemented by the board of directors.

At present, the Rights Plan permits the granting of rights to purchase up to a maximum of 800,000 Trust Units, less the number of Trust Units that are issued under the Option Plan. The number of Rights and the exercise price is set by the board of directors of APF Energy at the time of grant, provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant.

Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5% of the Trust's net book capital assets at the end of such calendar quarter result in a downward reduction in the exercise price of the Rights at the election of the holder of Rights by notice to APF Energy at the time of exercise of the Right. The Rights Plan will be administered by the board of directors who may also vary the 2.5% threshold from time to time to accord with their view of the economic environment, establish a minimum price for the issuance of Trust Units on the exercise of the Rights and extend the exercise period of any Rights to a period not exceeding ten years.

Rights granted under the Rights Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon a holder of Rights ceasing to be a Director, Officer, employee or a consultant of APF Energy or the Manager. The Rights are non-transferable and non-assignable. The Rights vest over a three-year period, with one-third of the Rights vesting at the end of each year, and under certain other limited circumstances.

There are currently Rights to purchase 369,833 Trust Units granted under the Rights Plan. They were granted at a price of $9.83 and expire March, 2012.

CORPORATE GOVERNANCE

General

In February, 1995 the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSE Report") setting out a series of guidelines for effective corporate governance. The TSE requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The board of directors of APF Energy has not established a separate corporate governance committee. To date, the entire board of directors has assumed responsibility for corporate governance.

Set out below is a description of the Trust's corporate governance practices, which have been established by the terms of the Trust Indenture, Unanimous Shareholder Agreement and Trust Management Agreement, and as have been approved by the board of directors of APF Energy.

In general APF Energy has been delegated the significant management decisions of the Trust. The Unitholders are entitled to elect a majority of the board of directors of APF Energy pursuant to the terms of the Unanimous Shareholder Agreement. Subject to the ultimate authority of the board of directors of APF Energy, APF Energy and the Trust are managed by the Manager pursuant to the APF Management Agreement and the Trust Management Agreement. For more information, see "Executive Compensation - APF Management Agreement" and "Executive Compensation - Trust Management Agreement".

Mandate of the Board of APF Energy

The board of directors of APF Energy has a mandate to supervise the management of the business and affairs of the Trust and APF Energy and to act with a view to the best interests of the Trust and APF Energy. Although the Manager provides certain advisory and management services to APF Energy pursuant to the APF Management Agreement, the board of directors of APF Energy supervises the management of the business and

affairs of APF Energy. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5,000,000; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the board of directors of APF Energy. In addition, the Trustee has delegated certain matters to the board of directors of APF Energy including all decisions relating to: (i) issuances of additional Trust Units; and (ii) the determination of the amount of distributable income. The board of directors of APF Energy holds meetings at least quarterly to review the business and affairs of APF Energy and make any necessary decisions relating thereto.

The board of directors of APF Energy is responsible in conjunction with the Manager for the strategic planning process, identifying the principal risks of the business of APF Energy and implementing appropriate systems to manage these risks, the communication policy for the Trust, the integrity of the internal controls and management information systems of APF Energy and monitoring senior management.

Board Composition

The board of directors is presently comprised of five (5) members. The board of directors has determined that three (3) of its Directors are "unrelated directors" within the meaning of the TSE Report. The TSE Report defines an unrelated director as a Director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived, to interfere materially with the Director's ability to act with a view to the best interests of the Trust, other than interests arising from shareholdings. The Chairman of the board of directors is an unrelated director.

The board of directors has access to senior management of the Manager on a regular basis as two of the Directors are also Directors and senior Officers of the Manager, who regularly attend Directors' meetings and provide necessary information to facilitate decision making activities. The board of directors, in conjunction with the Manager, endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements.

Committees

The board of directors has established an audit committee comprised of the two unrelated directors and one related Director. The Committee's responsibilities include oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for board of director approval, the audited financial statements and other mandatory disclosure releases containing financial information. Given the scope and nature of the Trust's operations, together with the familiarity the Directors have with its affairs and the nature and extent of the Trust's financial exposure, the board of directors has determined that the use of a formal internal audit process is unnecessary.

During 2001, APF Energy established a reserves committee with a mandate to review the engagement of APF Energy's independent engineering consultants, interact with the Manager in respect of the preparation of data supplied to the engineering consultants and recommend to the board the approval of the final engineering report.

The Manager also has an environmental and safety committee which reports directly to the board of directors of APF Energy.

Other Matters

The board of directors intends, prior to the end of the year, to address certain of the issues referred to in the TSE Guidelines such as: succession planning for senior management; nomination procedures and recruitment

of new nominees for the board of directors, including compensation and orientation programs; position descriptions for the chief executive officer and the board of directors; and considerations as to the appropriateness of the size of the board of directors.

DISTRIBUTION REINVESTMENT PLAN

Effective August 1, 1997, the Trust implemented an Automatic Distribution Reinvestment Plan ("ADRP") to provide holders of Trust Units with a means to automatically reinvest sums received on accounts of distributions on Trust Units. The Trust Company of Bank of Montreal, as Plan Agent, may purchase Trust Units through the facilities of the TSE out of distributions paid to it or may purchase Trust Units of the Trust from treasury. Holders of approximately 1% of the issued and outstanding Trust Units are currently participating in the ADRP. The Plan Agent purchases Trust Units as agent for participants in the ADRP, through the facilities of the TSE out of distributions paid to it, at prices not exceeding 110% of the closing market price of at least a board lot of Trust Units on the applicable date of distribution. No Trust Units have, to date, been issued from treasury of the Trust on account of the ADRP.

A participant may terminate participation in the ADRP at any time by written notice to the Plan Agent, being the Trust Company of Bank of Montreal, Corporate Trust Department, 129 Saint Jacques Street, Level A North, Montreal, Quebec, H2Y 1L6.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of Directors and senior Officers of APF Energy or Directors and senior Officers of the Manager, nominees for Director of APF Energy, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction in the year ending December 31, 2001, or in any proposed transaction which has materially affected or would materially affect the Trust or APF Energy other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Manager is not aware of any material interest of any Director, nominee for Director or Officer of APF Energy or of any Director or Officer of the Manager or any one who has held office as such in the year ending December 31, 2001, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement have been approved by the board of directors of the Manager on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 18, 2002

APF ENERGY TRUST
By: APF Energy Management Inc.

(Signed) "Martin Hislop"
Chief Executive Officer

(signed) "Alan MacDonald"
Chief Financial Officer

SCHEDULE "A"

A. Trustee Replacement Resolution

BE IT RESOLVED THAT Computershare Trust Company of Canada be appointed as the successor to the Trust Company of Bank of Montreal as the Trustee of the Trust, until the termination of the Trust or until the Trustee resigns or is removed or replaced, in accordance with the provisions of the trust indenture by which the Trust was established.

B. Trust Unit Incentive Rights Plan Amendment Resolution

BE IT RESOLVED THAT:

1. The Trust Unit Incentive Rights Plan be amended, as described in the Information Circular of the Trust dated April 18, 2002, to provide that the maximum number of Trust Units issuable under the Rights Plan, together with the number of Trust Units that have been issued under the Option Plan, is 1,700,000.

2. Any Director or Officer of APF Energy be and is hereby authorized, for and on behalf of the Trust, to execute and deliver such documents and instruments and take such other actions as such Director or Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

C. Private Placement Resolution

BE IT RESOLVED THAT the issuance by the Trust in one or more private placements of such number of securities that would result in the Trust issuing or making issuable during the next 12 months an amount of Trust Units aggregating up to 9,423,473 (50% of the number of issued and outstanding Trust Units as at April 18, 2002 being the date of the information circular describing the advance approval), subject to the restrictions described in the Trust's Information Circular dated April 18, 2002 be and is hereby approved.

The following discussion should be read in conjunction with the audited consolidated financial statements included elsewhere in this annual report.

PRODUCTION

Production volumes for 2001 averaged 5,832 boe per day, consisting of 15,391 mcf per day of natural gas, 3,167 bbls per day of oil and 100 bbls per day of NGLs. This represents a 60 percent increase from the 2000 average of 3,648 boe per day. The increase is primarily a result of the acquisition of Alliance Energy Inc. and the acquisition of assets in Southeast Saskatchewan (the "Alliance acquisition").

PRICES

Crude Oil

The West Texas Intermediate (WTI) oil price averaged US$25.94 per bbl in 2001, down 15 percent from US$30.35 per bbl in 2000. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted prices. APF's average price in 2001 was $32.20 per bbl, 25 percent lower than the average price of $42.67 per bbl received in 2000. APF's crude oil mix in 2001 was 46 percent light gravity oil (greater than 35 API), 53 percent medium gravity and 1 percent heavy gravity oil (less than 23 API). APF's average oil price, net of all hedging transactions, decreased 19 percent in 2001 to $33.64 per bbl as compared to $41.40 per bbl in 2000.

Natural Gas

Natural gas prices were very strong through the first quarter of 2001, but weakened significantly during the balance of 2001. The average price realized by APF during 2001 was $5.25 per mcf, 7 percent higher than the price of $4.89 per mcf in 2000. After hedging, the price realized by APF in 2001 was $4.94 per mcf, compared to $4.72 per mcf in 2000.

HEDGING

Commodity prices were extremely volatile during 2001. Although there was a dramatic confluence of high oil and gas prices during the first quarter, a slowing economy, higher inventories and other world and domestic events contributed to weaker prices later in the year. APF actively manages commodity price risk by entering into hedging contracts to protect revenue from fluctuations in commodity prices. One of APF's goals is to lock in the prices which are higher than those forecast in the GLJ Report. For 2002, APF has hedged approximately 45 percent of oil production and 13 percent of natural gas production utilizing a variety of contracts under which the quantity and price vary depending on the market price of the commodity as detailed in the following table:

Month		Oil		Natural Gas (Costless Collars)
	Volume (Bbl/d)	Price (US$/bbl)	Volume (Mcf/d)	Price (C$/mcf)
Jan-02	2,000	27.38	2,625	3.94 - 4.78
Feb-02	2,000	24.00	2,625	3.94 - 4.78
Mar-02	2,000	23.85	2,625	3.94 - 4.78
Apr-02	2,000	21.83	2,100	4.20 - 5.51
May-02	3,000	22.39	2,100	4.20 - 5.51
Jun-02	3,000	20.92	2,100	4.20 - 5.51
Jul-02	3,000	20.95	2,100	4.20 - 5.80
Aug-02	2,000	22.11	2,100	4.20 - 5.80
Sep-02	1,500	22.64	2,100	4.20 - 5.80
Oct-02	1,000	24.46	2,100	4.20 - 7.06
Nov-02	1,000	24.55	2,100	4.20 - 7.06
Dec-02	1,000	24.42	2,100	4.20 - 7.06
Jan-03	-	-	2,100	4.20 - 8.22
Feb-03	-	-	2,100	4.20 - 8.22
Mar-03	-	-	2,100	4.20 - 8.22

Note: GLJ 2002 prices: Oil US$20.00/bbl

Gas C$3.95/mcf

REVENUE

The increase in production volumes as a result of the Alliance acquisition resulted in production revenues increasing to $68.0 million ($67.9 million prior to hedging gains) in 2001, compared to $44.0 million ($45.2 million prior to hedging losses) in 2000. Other income, including royalty and processing fee income, totalled $1.9 million in 2001 compared to $0.9 million in 2000. Total revenues net of hedging gains and losses were $69.9 million in 2001 and $45.0 million in 2002.

NETBACKS

Operating netbacks were 4 percent lower at $20.42 per boe in 2001 compared to $21.28 per boe in 2000 as lower oil prices offset the increase in natural gas prices during 2001. The higher natural gas prices during 2001 resulted in royalties, net of Alberta Royalty Tax Credit, increasing to 19.7 percent of production revenues prior to hedging gains, from 18.9 percent in 2000. Operating costs increased nominally to $6.15 per boe during 2001 from $6.01 per boe in 2000. The majority of the increase can be attributed to initial field optimization costs associated with the Alliance acquisition.

Netback ($/boe)	2001	2000	1999	1998	1997
Average Selling Price	31.88	34.01	18.56	13.36	14.97
Other Income	0.89	0.69	0.77	0.75	0.93
Hedging Gain (Loss)	0.08	(1.03)	(0.82)	0.56	-
Net Selling Price	32.85	33.68	18.50	14.66	15.90
Royalties	6.28	6.39	2.92	2.48	2.69
Operating Costs	6.15	6.01	5.47	4.88	4.44
Netback	20.42	21.28	10.11	7.31	8.78

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased in 2001 to $1.58 per boe from $1.38 per boe in 2000. The increase reflects the hiring of new staff and the cost of additional office space resulting from the Alliance acquisition and in anticipation of future acquisitions.

MANAGEMENT FEES

The Manager receives a management fee equal to 3.5 percent of net production revenue. Management fees amounted to $1.5 million or $0.71 per boe compared to $1.0 million or $0.74 per boe in 2000. The overall increase in management fees is attributable to higher production volumes and the resulting impact on production revenues.

INTEREST EXPENSE

Interest expense increased to $3.0 million in 2001 from $1.9 million in 2000 as a result of a higher monthly debt balance resulting from the Alliance acquisition and an increased capital expenditure program. The overall increase in interest expense was partially offset by declining interest rates.

DEPLETION AND AMORTIZATION

The depletion rate increased to $9.29 per boe from $5.39 per boe in 2000. The increase in the depletion rate reflects the accounting treatment of the Alliance acquisition. The book value of the assets to be depleted was increased by $29.9 million for potential future income taxes.

It is not anticipated that APF Energy will pay income taxes in the near future and therefore the future income tax liability will be brought into income over time, offsetting the higher depletion rate. In 2001, the income tax recovery was $2.43 per boe.

SITE RESTORATION

The site restoration provision increased to $1.3 million in 2001 from $0.9 million in 2000 reflecting the increase in the future estimated costs for site restoration liabilities of $17.7 million at December 31, 2001, compared to $8.3 million at December 31, 2000. The increase is attributable to the Alliance acquisition.

TAXES

Capital taxes for 2001 amounted to $1.2 million versus $0.2 million in 2000. Capital taxes are based on debt and equity levels at the end of the year in conjunction with the percentage of business carried on in each provincial jurisdiction. The increase is a direct result of APF carrying on a higher proportion of its business in the province of Saskatchewan and higher debt and equity levels.

As a result of the Alliance acquisition, a future income tax liability of $29.9 million was recognized in APF Energy. This liability reflects the difference between the purchase price and the amount of tax pools in Alliance at the date of purchase. As a result of the tax structure between APF and APF Energy, income tax liabilities will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this future income tax liability will reduce each year and will be recognized as an income tax recovery at that time.

At December 31, 2001, APF had income tax pools and issue costs of $72.8 million (2000 – $36.9 million) to reduce the taxable portion of future cash distributions. In addition at December 31, 2001, APF Energy had $33.5 million of income tax pools (2000 – $10.6 million) and $14.6 million of non-capital losses (2000 – $2.1 million) to be used to eliminate future income taxes.

EARNINGS

Earnings increased by 29 percent to $18.1 million in 2001 from $14.1 million in 2000 as a result of the total changes in revenues and expenses arising primarily from the Alliance acquisition and commodity prices.

CASH DISTRIBUTIONS

Record cash distributions of $37.3 million or $2.98 per trust unit were earned for the fiscal year ended December 31, 2001, compared to $13.9 million or $2.00 per trust unit in 2000. The discrepancy between amounts earned and distributions paid to unitholders relates to the timing of the recognition of revenue for accounting purposes. During 2001, APF utilized $3.7 million of its working capital reserve to maintain a stable cash distribution level. For 2002, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives.

Historical cash distributions paid to December 31, 2001 are as follows:

Distribution Date ($)	2001	2000	1999	1998	1997
January 15th	0.220	0.125	0.120	0.475	0.210
February 15th	0.250	0.125	0.160	–	–
March 15th	0.250	0.125	0.120	0.120	–
April 15th	0.225	0.125	0.120	0.120	0.455
May 15th	0.300	0.125	0.160	0.175	–
June 15th	0.300	0.135	0.120	0.120	–
July 15th	0.300	0.135	0.120	0.120	0.420
August 15th	0.300	0.135	0.135	0.175	–
September 15th	0.250	0.140	0.125	0.120	–
October 15th	0.250	0.210	0.125	0.120	0.425
November 15th	0.200	0.210	0.125	0.175	–
December 15th	0.200	0.310	0.125	0.120	–
Total	3.045	1.900	1.555	1.840	1.510
Cumulative Total	9.850	6.805	4.905	3.350	1.510

LIQUIDITY AND CAPITAL RESOURCES

Bank debt at December 31, 2001 was $59.3 million and working capital at December 31, 2001 was $0.9 million. APF has a $77 million credit facility with a syndicate of three major banks. Following a recent public equity financing in February 2002, APF reduced its bank debt by $29.9 million.

The ratio of net debt to total capitalization at the end of 2001 was 28 percent (25 percent in 2000). The historical capital structure of APF is represented in the following table:

	2001	2000	1999	1998	1997
Year-end Long-term Debt ($000s)	59,250	25,736	33,171	23,823	21,900
Working Capital (Deficiency) ($000s)	949	2,206	(1,726)	676	2,129
Net Debt ($000s)	58,301	23,530	34,897	23,146	19,771
Units Outstanding (000s)	15,584	7,139	5,890	5,890	3,500
Year-end Market Price ($)	9.85	9.75	8.10	8.00	9.10
Market Capitalization ($000s)	153,501	69,605	47,709	47,120	31,850
Enterprise Value ($000s)	211,802	93,135	82,606	70,266	51,621
Net Debt to Total Capitalization (%)	28	25	42	33	38

UNITHOLDERS' EQUITY

At December 31, 2001, APF had 15.58 million trust units outstanding and a market capitalization of approximately $153.5 million. During 2001, APF completed two public equity financings, raising gross proceeds of $68.1 million ($63.0 million net). In March 2001, APF issued 3.3 million trust units at $10.00 per trust unit and in June 2001, APF issued 3.5 million trust units at $11.50 per trust unit. These funds were initially used to reduce bank debt and ultimately to finance the Alliance acquisition.

In October 2001, APF completed a private equity financing which raised $10.3 million on the issuance of 1.1 million units at $9.55 per trust unit. These funds were used to reduce bank debt and to partially fund capital expenditures. As part of the Alliance acquisition, 0.9 million trust units were issued at a price of $10.05 per trust unit. During 2001, 112,424 trust units (26,759 in 2000) were issued pursuant to the trust unit incentive plan for total proceeds of $1.0 million ($0.2 million in 2000).

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

APF Energy Management Inc., as manager of APF Energy Trust and APF Energy Inc., is responsible for the preparation of the consolidated financial statements and the preparation of all other financial information included in the annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and where applicable, amounts based on management's best estimates and judgement.

Management has established procedures and systems of internal control designed to provide reasonable assurance that assets are safeguarded and that accurate financial information is produced in a timely manner.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements, and through its Audit Committee, ensuring that management fulfills its responsibilities for financial reporting. The Audit Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the consolidated financial statements and recommends their approval to the Board of Directors. PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the unitholders of APF Energy Trust, have audited the consolidated financial statements in accordance with generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

"Signed"

Martin Hislop
President and Chief Executive Officer
Calgary, Alberta
March 18, 2002

"Signed"

Alan MacDonald
Vice President, Finance

AUDITORS' REPORT

To the Unitholders of APF Energy Trust

We have audited the consolidated balance sheets of APF Energy Trust as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings, cash flows and cash distributions and accumulated cash distributions for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed: PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta
March 18, 2002

CONSOLIDATED BALANCE SHEETS

As at December 31,	2001	2000
ASSETS		
Current assets		
Cash	$ 2,042,909	$ 66,231
Accounts receivable	9,979,202	7,443,285
Other current assets	2,376,422	1,341,398
	14,398,533	8,850,914
Site restoration fund	29,389	–
Property, plant and equipment (note 5)	183,748,484	58,537,348
	$ 198,176,406	$ 67,388,262
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	10,024,004	4,388,318
Due to APF Management Inc. (note 12)	1,087,685	685,988
Cash distribution payable	2,337,582	1,570,659
	13,449,271	6,644,965
Future income taxes (note 11)	29,430,306	4,652,982
Long-term debt (note 8)	59,250,000	25,735,555
Site restoration liability (note 6)	3,637,539	2,143,041
	$ 105,767,116	$ 39,176,543
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 9)	141,068,870	57,704,112
Retained earnings	24,224,117	6,080,453
Accumulated cash distributions	(72,883,697)	(35,572,846)
	92,409,290	28,211,719
	$ 198,176,406	$ 67,388,262

See accompanying notes to the financial statements

Approved on behalf of the Board:

"Signed: Martin Hislop"

Director

"Signed: Steven Cloutier"

Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

As at December 31,	2001	2000
REVENUE		
Oil and gas	$ 68,038,666	$ 44,046,732
Royalties expense, net of ARTC	(13,363,789)	(8,529,767)
Other	1,885,657	927,722
	56,560,534	36,444,687
EXPENSES		
Operating	13,086,271	8,021,144
General and administrative (note 12)	3,360,236	1,844,203
Management fee (note 12)	1,503,291	993,245
Interest on long-term debt	3,047,933	1,882,285
Depletion and amortization	19,778,736	7,174,725
Site restoration	1,292,645	904,458
Capital and other taxes	1,172,302	164,230
	43,241,414	20,984,290
Unusual item	–	(210,212)
Income before income taxes and minority interest	13,319,120	15,670,609
Provision for (recovery of) future income taxes (note 11)	(5,173,528)	1,406,000
Income before minority interest	18,492,648	14,264,609
Minority interest (note 12)	348,984	189,892
Net income	18,143,664	14,074,717
Retained earnings (deficit) – Beginning of year	6,080,453	(5,797,283)
Adjustment for change in accounting policy (note 3)	–	(2,196,981)
Retained earnings – End of year	$ 24,224,117	$ 6,080,453
Net income per unit	$ 1.44	$ 2.04
Net income per unit – diluted (restated)	$ 1.44	$ 2.04

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2001	2000
Cash provided by (used in)		
Operating activities		
Net income for the year	$ 18,143,664	$ 14,074,717
Items not affecting cash		
Depletion and amortization	19,778,736	7,174,725
Minority interest	348,984	189,892
Future income taxes	(5,173,528)	1,406,000
Site restoration	1,292,645	904,458
Site restoration expenditures (note 6)	(395,611)	(43,544)
	33,994,890	23,706,248
Net change in non-cash working capital items		
Accounts receivable	339,583	(3,367,989)
Other current assets	(992,615)	(733,588)
Accounts payable and accrued liabilities	(2,412,295)	1,826,914
Due to APF Management	401,697	396,271
Cash distribution payable	766,923	834,419
Current portion of discontinued acquisition	–	(2,742,270)
	(1,896,707)	(3,786,243)
Cash distributions	(37,310,851)	(13,898,859)
	(5,212,668)	6,021,146
Investing activities		
Purchase of Alliance Energy Inc.	(38,866,268)	–
Purchase of oil and natural gas properties	(63,794,535)	(18,941,517)
Changes in non-cash working capital items – accounts payable	3,957,190	(176,214)
	(98,703,613)	(19,117,731)
Proceeds on sale of properties	6,903,199	12,392,878
Long-term asset investment – net	–	950,000
Site restoration fund reserve	(29,389)	–
	(91,829,803)	(5,774,853)
Financing activities		
Discontinued acquisition liability	–	(650,803)
Issue of units for cash	78,394,000	8,925,542
Issue of units for cash under stock options	990,492	216,398
Unit issue costs	(5,080,804)	(1,142,523)
Proceeds on issue of long-term debt – net	25,064,445	–
Repayment of long-term debt – net	–	(7,435,334)
Distribution to 1% minority interest	(348,984)	(189,892)
	99,019,149	(276,612)
Change in cash during the year	1,976,678	(30,319)
Cash – Beginning of year	66,231	96,550
Cash – End of year	$ 2,042,909	$ 66,231

Supplemental information (note 14)

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

For the years ended December 31,	2001	2000
Oil and gas sales	$ 68,038,666	$ 44,046,732
Other	1,885,657	927,722
Gross overriding royalties and lessor's royalties	(6,128,274)	(4,124,993)
	63,796,049	40,849,461
Less		
Operating costs	13,086,271	8,021,144
General and administrative	2,893,732	1,502,184
Management fees	1,503,291	993,245
Debt service charges (including interest and principal)	3,047,933	10,798,865
Abandonment fund contribution	425,000	43,544
Capital and other taxes	1,172,302	164,230
Capital expenditures	16,224,837	5,628,238
Drawdown on credit facilities	(16,224,837)	(5,628,238)
	22,128,529	21,523,212
Income subject to the Royalty	41,667,520	19,326,249
99% of income subject to the Royalty	41,250,845	19,132,986
Crown charges, net of Alberta Royalty Tax Credit	(7,163,159)	(4,360,727)
General and administrative costs of the Trust	(466,504)	(338,598)
	33,621,182	14,433,661
Repayment of capital (working capital reserve)	3,689,669	(534,998)
Cash distributed and available to be distributed	37,310,851	13,898,663
Cash distributed to date	34,973,269	12,328,004
Cash distribution payable	$ 2,337,582	$ 1,570,659
Actual cash distribution declared per unit	$ 2.98	$ 2.00
Opening accumulated cash distributions	$ 35,572,846	$ 21,673,983
Distribution declared and paid	34,973,269	12,328,204
Distribution declared and payable	2,337,582	1,570,659
Closing accumulated cash distributions	$ 72,883,697	$ 35,572,846

The objective and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of APF Energy Trust ("Trust"). In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Trust's accounting policies.

1. BASIS OF PRESENTATION

APF Energy Trust (the "Trust")

The Trust was a closed-end investment trust formed under the laws of the Province of Alberta. The beneficiaries of the Trust (the "Unitholders") are holders of royalty units issued by the Trust (the "Units"). The Trust was a limited purpose trust whose purpose was to invest principally in royalties granted by APF Energy Inc. On July 28, 1999 the Trust became an open-end investment trust which could invest in a variety of shares or debt.

APF Energy Inc. ("Energy")

Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, including certain initial properties and granting a royalty thereon to the Trust.

In 2001, the Manager of the Trust, APF Energy Management Inc. ("Management") determined that consolidated rather than combined financial statements was the best presentation of the accounts of the Trust and Energy. Although there is no legal ownership between these entities, Energy through the royalty, effectively transfers substantially all of the economic benefits of the operations to the Trust. The Unitholders also have the right to elect a majority of the directors of Energy. This change did not have a significant effect on the financial statements. The 1 percent minority interest is now included as an expense in the statement of income, rather than treated as a dividend. The amounts were $348,984 for 2001 and $189,892 for 2000.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Trust and Energy and will be referred to as "APF". Although there is no legal ownership between these entities, Energy through the royalty, effectively transfers substantially all of the economic benefits of the operations to the Trust. The Unitholders also have the right to elect a majority of the directors of Energy.

Property, plant and equipment – oil and natural gas

APF follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in a cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements, which extend the economic life of the property, plant and equipment are capitalized. No general and administrative costs have been capitalized.

Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would significantly alter the rate of depletion.

Ceiling test

APF places a limit on the aggregate cost of capital assets which may be carried forward for amortization against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion, site restoration and future taxes are limited to an amount equal to estimated undiscounted

future net revenues from proved reserves based on year-end prices, plus the unimpaired costs of non-producing properties less estimated future general and administrative expenses, site restoration costs, management fees, financing costs and income taxes related to Energy that are not passed on to the Trust. Future distributions to Unitholders whether or not they are required under the Trust Indenture are not considered as future financing costs for purposes of the ceiling test. Costs and prices at the balance sheet dates are used. Any costs carried on the balance sheet in excess of the ceiling test amount are charged to earnings.

Depletion and amortization

The provision for depletion and amortization of oil and natural gas assets including tangible equipment is calculated using the unit-of-production method based on the estimated working interest share of proved reserves before royalties. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Site restoration and abandonment

The provision for estimated site restoration costs is determined using the unit-of-production method. Actual site restoration costs are charged against the accumulated provision.

Other equipment

All other equipment is carried at cost and is depreciated over the estimated useful life of the assets at annual rates varying from 10 percent to 30 percent.

Joint ventures

Substantially all oil and natural gas production and exploitation activities are conducted jointly with others. Accordingly, the accounts reflect APF's proportionate interest in these activities.

Trust per unit calculations

The Trust has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

The per unit income calculations are based on the weighted average number of units outstanding during the period (2001 - 12,578,032 units; 2000 - 6,888,012 units). The dilutive per unit calculations were based on additional incremental units of 29,928 for a total of 12,607,960 (2000 - nil and 6,888,012 units respectively).

Cash distributions declared per unit amount are based on actual distribution for units outstanding at the time of declaration.

Hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled (note 13).

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to the Unitholders based upon funds available for distribution.

Trust unit-based compensation plan

The Trust has a fixed Trust Unit option plan which is described in note 10. No compensation expense is recognized for this plan when Trust Units or Trust Unit options are issued to employees. Any consideration paid by employees on exercise of Trust Unit options or purchase of Trust Units is credited to Unitholders' investment account. If Trust Units or Trust Unit options are repurchased from employees, the excess of the consideration paid over the carrying amount of the Trust Units or Trust Unit options cancelled is charged to retained earnings.

Income taxes

The Trust is an inter vivos trust for income tax purposes. As such, the Trust is taxable on any taxable income which is not allocated to the Unitholders. The Trust intends to allocate all taxable income to Unitholders. Should the trust incur any income taxes, the funds available for distribution will be reduced accordingly. Provision for income taxes is recorded in Energy at applicable statutory rates. Provision for income taxes is recorded in Energy using the liability method of accounting whereby the future income tax effect of any difference between the accounting and income tax basis of an asset or liability is booked.

Management estimates

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, amortization and ceiling test calculations for capital assets including future abandonment liabilities as they are based on engineering reserve estimates and estimated future costs.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2001, the accounts of Trust and Energy are consolidated rather than treated as combined. There is no legal ownership between these entities, however the royalty agreement effectively transfers substantially all of the economic benefits of the operations to the Trust. This change does not have a significant effect on the financial statements.

Effective January 1, 2001, the treasury stock method was adopted for calculating diluted earnings per unit. Under this method, all options are assumed issued and the proceeds from exercise are assumed to be used to purchase units at the average market price during the year. The incremental units are included in the denominator of the diluted earnings per unit calculation. The impact of the adoption of the new standard resulted in no change to the diluted net income per share.

Effective January 1, 2000, Energy and Trust adopted the liability method for accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants (CICA). Under the liability method, Energy recorded future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. Energy, retroactively without adjustment, adopted the CICA recommendations January 1, 2000, by recording additional property, plant and equipment of $1 million and recording a decrease in retained earnings of $2.2 million and an increase in the future income tax liability of $3.2 million. The additions to property, plant and equipment and future income taxes are being amortized to income over future periods.

4. ROYALTY DISTRIBUTION

The Royalty is granted to the Trust pursuant to the Royalty Agreement. The Royalty consists of an entitlement to 99 percent of Royalty Income. The Royalty does not constitute an interest in land and the Trust is not entitled to take its share of production in kind.

"Royalty Income" means Net Production Revenues less the aggregate of the Debt Service Charges (including principal and interest), Management Fees (to the extent Other Revenues are insufficient to pay the Management Fees), G&A and taxes (including income taxes) or other applicable charges payable by Energy, less any advances made pursuant to the credit facilities of Energy to fund the payment of such costs and charges, which included changes to the working capital reserve and which, after July 1, 1998, provides for a working capital reserve to be maintained in Trust.

"Net Production Revenue" means:

a) the amount received by Energy in respect of the sale of its interest in all Petroleum Substances produced from the Properties, together with net profit or loss from commodity price swaps (but not including ARTC, proceeds of disposition of Properties or Other Revenues);

less:

b) Operating Costs and all other expenditures paid or payable by or on behalf of Energy in respect of operating the Properties including, without limitation, the costs of gathering, treating, compressing, processing, transporting and marketing all Petroleum Substances produced from the Properties and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties and lessors' royalties, but excepting Crown Royalties and other applicable charges;

c) capital expenditures intended to improve or maintain production from the Properties, (but not to acquire Additional Properties or Replacement Properties), in excess of amounts borrowed or designated as Deferred Purchase Obligations in respect thereof, but not in excess of 10 percent of the annual net cash flow from the Properties;

d) net contributions to Energy's Reclamation Fund and the Cash Reserve;

e) costs otherwise reimbursed by proceeds of business interruption, property damage and third party liability insurance less any such proceeds;

f) costs of generating Other Revenues; and

g) amounts required to be paid to the Trustee pursuant to the Trust Indenture, including, without limitation, amounts to be paid pursuant to indemnification provisions.

Energy is required to pay to the Trust on each Cash Distribution Date 99 percent of Royalty Income received by Energy from the Properties for the period ending on the last day of the month immediately preceding the Cash Distribution Date.

The Trust pays Energy 99 percent of the Crown Royalties and other Crown charges in respect of production from or ownership of the Properties. Energy is at all times entitled to set off its right to be so reimbursed against its obligation to pay the Royalty.

Energy uses Other Revenues to pay Management Fees, purchase Permitted Investments, pay for Additional Properties, Replacement Properties and capital costs, for net losses, if any, from currency swaps and for general corporate purposes, or to repay borrowing for such purposes.

As and from the time of becoming an open-end Trust, the Trust includes in the calculation of the Royalty Distribution, 100 percent of income before depreciation, amortization and depletion from investments in shares, notes and other investments.

5. CAPITAL ASSETS, AT COST

	2001	2000
Property, plant and equipment	$ 233,209,822	$ 88,219,950
Accumulated depletion and depreciation	(49,461,338)	(29,682,602)
	$ 183,748,484	$ 58,537,348

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2001 amounted to $4,928,000 (2000 – $nil).

6. SITE RESTORATION

Energy is responsible for future site restoration costs on all properties. At December 31, 2001 the future undiscounted estimated costs for the site restoration liabilities were $17,698,000, of which $3,637,539 has been provided for. The current year expense charged to the provision was $1,292,645 (2000 – $904,458). Actual payments for abandonment in 2001 were $395,611 (2000 – $43,544).

7. ACQUISITIONS

Effective April 11, 2001, Energy acquired all of the outstanding shares of Alliance Energy Inc. ("Alliance"). In aggregate the purchase price was satisfied by the payment of $35.3 million in cash, the issuance by the Trust of 0.9 million Trust Units at a deemed price of $10.05 per Trust Unit and the assumption of $8.45 million of debt.

Prior to Energy entering into an agreement to acquire Alliance, Alliance had agreed to acquire certain producing properties from an arm's length third party. The total consideration after adjustments was $42.5 million.

The acquisition of Alliance, excluding the properties noted above which are included in purchase of oil and natural gas properties, were accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

		2001
Net assets acquired as assigned values		
Bank overdraft	$	(1,453,135)
Working capital deficiency		(1,172,881)
Capital assets		88,098,535
Long-term debt		(8,450,000)
Future income taxes		(29,950,852)
Provision for site restoration costs		(597,464)
Net	$	46,474,203
Consideration		
Trust units issued		9,061,070
Bank financing		35,328,536
Acquisition costs – due to related party		701,143
Acquisition costs		1,383,454
Total	$	46,474,203

8. LONG-TERM DEBT

		2001		2000
Bank loans	$	59,250,000	$	25,735,555

The Emerging Issue Committee of the Canadian Institute of Chartered Accountants has issued an Abstract which indicates that all loans secured by demand notes, that cannot be converted to a term loan, will have to be classified as current liabilities. The accounting treatment shall be applied to financial statements for periods beginning or after January 1, 2002. Pursuant to the Abstract, the entire amount outstanding on APF Energy's revolving demand credit facility would be classified as a current liability on the Trust's balance sheet.

On July 19, 2001, Energy executed a credit agreement with a syndicate of Canadian resident financial institutions. The total facility is $77.0 million, comprised of a revolving demand credit facility. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders, which is currently $64.5 million. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms.

The bank loans bear interest based on a sliding scale tied to Energy's debt to cash flow ratio, from a minimum of the bank's prime rate plus 0.125 percent to a maximum of the prime rate plus 1.5 percent (2000 – bank prime plus 0.125 percent to 1.5 percent) or where available, at Banker's Acceptances rates plus a stamping fee of 1.125 percent to 2.5 percent (2000 – 1.125 percent to 1.75 percent).

The loans are secured by a $125.0 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of Energy and an assignment of book debts and material gas contracts.

9. ROYALTY UNITHOLDERS' INVESTMENT ACCOUNT

	2001		2000	
	Units	Amount	Units	Amount
Balance – Beginning of year	7,139,357	$ 57,704,112	5,889,922	$ 49,704,695
Issued to acquire Alliance	901,599	9,061,070	–	–
Issued for cash	7,430,500	78,394,000	1,222,676	8,925,542
Cost of Units issued	–	(5,080,804)	–	(1,142,523)
Issued under the Trust Unit Incentive Plan	112,424	990,492	26,759	216,398
	15,583,880	$ 141,068,870	7,139,357	$ 57,704,112

The holders of Units are entitled to vote at any meeting of the Unitholders.

In 1999, the Trust created a Unitholders' Rights Plan and authorized the issuance of one right in respect of each Unit outstanding. Each right would allow Unitholders in specified circumstances, to acquire, on payment of an exercise price of $50.00, the number of Units having an aggregate market price equal to twice the exercise price of the rights.

10. TRUST UNIT INCENTIVE RIGHTS PLAN

Pursuant to a Trust Unit Incentive Plan dated December 17, 1996 and amended February 1, 1998 (the "Plan"), the directors, management, employees and consultants of Energy and Management may be granted options to acquire Units of the Trust. The exercise price for each option is the market price of the Units at the time the option is granted. Options granted prior to February 1, 1998 vested immediately, while options granted on or after February 1, 1998 vest in one-third increments on the first, second and third anniversaries of their grant. The maximum term for each grant of options is five years. In 2001, 246,723 options were granted at a price of $9.70 per Trust Unit and 30,000 options were granted at a price of $11.89 per Trust Unit.

During 2001, this Plan was terminated and replaced with a new Trust Unit Incentive Rights Plan ("Rights Plan").

Under the Rights Plan, the directors, management, employees and consultants of Energy and Management may be granted rights to purchase Units of the Trust. The initial exercise price of rights granted under the Rights Plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. The exercise price is to be adjusted downwards from time to time by the amount, if any, that distributions to Unitholders in any calendar quarter exceed a percentage of APF's net book value of petroleum and natural gas assets, as determined by the Trust.

There were no rights granted pursuant to the Rights Plan during 2001.

A summary of the status of the Plan as of December 31, 2001 and 2000 is as follows:

		2001		2000
	Units	Weighted Average Price	Units	Weighted Average Price
Outstanding – Beginning of year	221,407	$ 8.38	174,500	$ 9.01
Granted	276,723	9.94	95,500	7.20
Exercised	(112,423)	8.81	(26,759)	8.09
Forfeited	(55,167)	9.61	(21,834)	8.92
Outstanding – End of year	330,540	9.32	221,407	8.38
Options exercisable – End of year	5,704	$ 8.17	100,342	$ 9.57

The following table summarizes information about fixed Trust Units options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding December 31, 2001	Weighted Average Remaining Contractual life (years)	Weighted Average Exercise Price	Number Exercisable December 31, 2001	Weighted Average Price
$ 7.00 – 7.99	53,569	3.18	$ 7.15	33	$ 7.15
$ 8.00 – 9.00	28,416	2.09	8.06	5,671	8.17
$ 9.01 – 10.00	223,555	4.16	9.70	–	–
$ 11.01 – 12.00	25,000	4.46	11.89	–	–
	330,540		$ 9.32	5,704	$ 8.17

11. INCOME TAXES

Energy has approximately $33,571,799 of unused tax pools at December 31, 2001 (December 31, 2000 - $10,588,000) available to be used to offset future taxable income subject to certain restrictions of the Income Tax Act.

Energy had approximately $14,580.000 in non-capital losses at December 31, 2001 (December 31, 2000 - $2,105,000) of which $2,105,000 expire in 2006 and the remainder in 2009.

The Unitholders are responsible for their own income taxes. Distributions will be a combination of taxable income and a return of capital in the year received. Generally, when the Trust has no taxable income prior to the deduction of distributions, distributions will not be taxable but will be a return of capital which reduces the Unitholders' adjusted cost base in those years.

	2001	2000
Income before income taxes	$ 13,319,120	$ 15,670,397
Statutory tax rate	43.95%	44.74%
Expected tax provision	$ 5,853,753	$ 7,010,936
Effect on income tax of		
Net income of the Trust	(11,234,778)	(4,598,148)
Resource allowance	(211,474)	(1,206,451)
Non-deductible Crown charges	32,245	132,847
Other	386,726	66,816
Provision for future income taxes	$ (5,173,528)	$ 1,406,000
The future tax recorded on the balance sheet results from		
Capital assets in excess of tax value	35,838,224	5,595,044
Future tax losses that are likely to be utilized	(6,407,918)	(942,062)
	$ 29,430,306	$ 4,652,982

The Trust has $5,524,073 of capital loss to be used against any capital gain.

During 2001 there was $nil taxable income in the Trust (2000 - $nil).

Distributions paid are deducted from taxable income only to the extent needed to reduce taxable income in the Trust to zero. Generally, the distributions deducted for the Trust tax return are taxable income to the Unitholders.

Taxable income of the Trust is comprised of income from royalty, adjusted for Crown royalties and resource allowance, less deductions for Canadian oil and natural gas property expense (COGPE), which is claimed at a rate of 10 percent on a declining balance basis and issue costs which are claimed at 20 percent per year on a straight-line basis. Any losses which occur in the Trust must be retained in the Trust and may be carried forward and deducted from taxable income for a period of seven years. The COGPE during 2001 and 2000 resulted from the purchase of royalty interests.

The amount of COGPE and issue costs remaining in the Trust are as follows:

	2001		2000	
	Per Trust Unit	Amount	Per Trust Unit	Amount
COGPE	$ 4.33[1]	$ 67,554,268	$ 4.87	$ 34,768,480
Issue costs	0.34	5,223,417	0.30	2,150,142
	$ 4.67	$ 72,777,685	$ 4.90	$ 36,918,622

[1] Per Trust Unit amount is based on the actual number of Trust Units outstanding at year end of 15,583,880 (2000 – 7,139,357).

12. RELATED PARTY TRANSACTIONS

Management manages the business of Energy and the Trust pursuant to a management agreement. Fees payable to Management for management, advisory and administrative services include a fee equal to 3.5 percent of Net Production Revenue and structuring fees of 1.5 percent on both the purchase price of acquisitions and on the net proceeds of dispositions. In 2001, fees paid or payable to Management on Net Production Revenues were $1,503,291 (2000 – $993,245) and structuring fees were $1,552,295 (2000 – $306,713). Structuring fees are accounted for as either part of the purchase price or as a reduction of the proceeds of disposition of oil and natural gas properties.

During the year, Energy reimbursed Management $2,247,681 (2000 – $1,502,334) for general and administrative expenses incurred on a cost recovery basis. These amounts are included in general and administrative expenses.

Management, through its ownership of 100 percent of the shares of APF, is entitled to receive 1 percent of the royalty income derived from the Properties. The 1 percent minority interest is included as an expense in the consolidated statement of operations. The amounts were $348,984 for 2001 and $189,892 for 2000.

13. FINANCIAL INSTRUMENTS

The Trust's financial instruments that are included in the balance sheet are comprised of cash, accounts receivable, and all liabilities except site restoration liability and future income taxes.

a) Commodity hedging

As at December 31, 2001, Energy had natural gas collared contracts in place amounting to 237,000 mcf of natural gas at a floor price of CDN$3.94 per mcf and a call price of CDN$4.78 until March 31, 2002. As at December 31, 2000, Energy had several natural gas swaps in place amounting to 1,002,000 mcf of natural gas at an average price of CDN$5.78 per mcf until October 31, 2001.

If Energy had unwound its position at December 31, 2001, it would have recognized a gain of $45,900 (2000 – loss of $7.94 million) with respect to its natural gas hedges.

At December 31, 2001, Energy had several oil swaps in place amounting to 180,000 barrels of oil at an average price of US$24.77 per barrel until March, 2002. At December 31, 2000, Energy had several oil swaps in place amounting to 17,739 barrels of oil at an average price of US$31.19 per barrel until March, 2001.

If Energy had unwound its position at December 31, 2001, it would have recognized a gain of $1.2 million (2000 – $95,081) with respect to its oil hedges.

b) Currency hedging

At December 31, 2001 and December 31, 2000, Energy had no forward foreign currency exchange contracts in place.

c) Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the balance sheet, including long-term borrowings, approximate their carrying amount due to the short-term maturity of those instruments and the floating prime rate applied to long-term borrowings.

d) Credit risk

A substantial portion of Energy's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks.

e) Interest rate risk

At December 31, 2001, the increase or decrease in net earnings or loss before income taxes for each 1 percent change in interest rates on floating rate debt would amount to $592,500 (2000 – $257,356).

14. SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	2001	2000
Cash payments related to certain items		
Cash payments		
Interest	$ 3,265,931	$ 2,346,730
Distributions to minority interests	337,877	147,960
Distributions to Unitholders	36,543,928	13,064,245
Capital taxes	576,829	164,230

During the year, 901,599 Trust Units were issued as partial consideration for the acquisition of Alliance Energy Inc. (note 7).

15. CONTINGENCIES

Energy is involved in certain legal actions that occurred in the ordinary course of business. Management is of the opinion that losses, if any, arising from such legal actions would not have a material effect on these financial statements.

16. SUBSEQUENT EVENTS

Agency Agreement and Prospectus Filing

APF and the Agents entered into an Agency Agreement pursuant to which the Agents agreed to offer and the Trust agreed to issue and sell up to 3,250,000 Units at the price of $9.75 per Unit. Closing of the offering and the issue of 3,250,000 Units took place on February 13, 2002. The estimated net proceeds from this offering, after deducting expenses of the issue and after Agents' commissions will be in the amount of $29,903,125 and will be applied against long-term debt.